KOLASCO CORP.
1005-63 CALLOWHILL DR.
TORONTO, ON, M9R 3L6
CANADA

August 29, 2012


United States
Securities and Exchange Commission
Washington, DC 20549

Re: Kolasco Corp.'s - Registration Statement on Form S-1
    Amendment No. 5
    Filing No. 333-180459

Dear: Robert S. Littlepage

In response to your letter dated August 20, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT 1:

PLEASE PROVIDE A CURRENTLY DATED CONSENT FROM YOUR AUDITOR IN CONNECTION WITH THE REVISIONS TO YOUR FINANCIAL STATEMENTS AND THEIR REPORT.

RESPONSE: Consent has been provided.

Thank you.

Sincerely,


/s/ MYKOLA OGIR
----------------------------
MYKOLA OGIR
Director